Exhibit 99.2

Management’s Discussion and Analysis

3	Cautionary Statement Regarding
Forward-looking Information and Statements
4	Overview
	4	Select Financial and Operating Information
	5	Overview
	6	Vision and Strategy
	7	Outlook
	8	About Precision
9	Resources Needed to Succeed in a
Cyclical Business
	9	Fundamentals of the Energy Services Industry
	14	Operating Capabilities
	17	Key Performance Drivers
	18	Capital and Liquidity Management
23	Business Segments
	24	Contract Drilling Services
	25	Completion and Production Services

26	Consolidated Financial Results
	26	Consolidated Overview
	30	Year Ended December 31, 2011
	34	Corporate and Other Items
	35	Results by Geographic Segment
36	Transition to International Financial
Reporting Standards
36	Critical Accounting Estimates
38	Overview of Business Risks
43	Evaluation of Disclosure Controls and Procedures
43	Additional GAAP Measures
44	Consolidated Financial Statements
51	Notes to Consolidated Financial Statements
87	Supplemental Information

Precision Drilling Corporation 2011 Annual Report | 1

Management’s Discussion and Analysis

On June 1, 2010, as the result of a Plan of Arrangement approved by the holders of trust units of Precision Drilling Trust (the “Trust”) and the holders of Class B limited partnership units of Precision Drilling Limited Partnership, the Trust converted from an open-ended income trust to a corporation, “Precision Drilling Corporation”. Precision Drilling Corporation (the “Corporation” or “Precision”) as the successor in interest to the Trust was accounted for as a continuity of interest whereby the consolidated financial statements reflect the financial position, earning results and cash flows as if Precision Drilling Corporation had always carried on the business formerly carried on by the Trust.

This Management’s Discussion and Analysis (“MD&A”), prepared as at March 9, 2012 focuses on the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all-inclusive, as it does not include all changes regarding general economic, political, governmental and environmental events. Additionally, other events may or may not occur which could affect Precision in the future. In order to obtain an overall perspective, this discussion should be read in conjunction with the “Cautionary Statement Regarding Forward-Looking Information and Statements” and the audited Consolidated Financial Statements and related notes. Additional information relating to the Corporation, including the Annual Information Form, has been filed with SEDAR and is available at www.sedar.com.

Effective January 1, 2011, Precision began reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”). The Consolidated Financial Statements and comparative information have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 1, “Presentation of Financial Statements”, as issued by the International Accounting Standards Board. Previously, the Corporation prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles (“Previous CGAAP”). Under IFRS 1 Precision was required to restate fiscal 2010 as if it had always followed IFRS. In the following discussion when 2009 financial information is presented it is prepared using Previous CGAAP. For a discussion on the differences affecting Precision’s financial information see “Transition to International Financial Reporting Standards” on page 36.

2 | Management’s Discussion and Analysis

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING INFORMATION AND STATEMENTS

This Annual Report contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking information and statements are included throughout this Annual Report including under the headings “Overview”, “Resources Needed to Succeed in a Cyclical Business” and “Overview of Business Risks” and include, but are not limited to, the following: Precision’s planned capital expenditures and anticipated uses of capital; the timing of such expenditures; plans to pursue organic growth and acquisition opportunities; that Precision will be able to complete its organic growth plans using cash flow from operations and cash on its balance sheet; the expected commencement dates for drilling operations in Saudi Arabia; the potential for a further reduction in demand for natural gas drilling; the obsolescence of Tier 3 rigs in North American markets over the next five years; the anticipated effects of changes to the Corporation’s depreciation policy on its Tier 3 rigs; that Precision’s average dayrates will rise throughout 2012 if industry spot dayrates are stable; that the majority of personnel wage increases will be recovered through higher dayrates being charged to Precision’s customers; that global dependency on oil and gas will remain for decades going forward; the expected delivery dates for coiled tubing units; that additional new build rigs will continue to enter market areas where Precision operates; and that Precision will remain in compliance with financial covenants under its revolving credit facility and have complete access to credit lines during 2012.

All such forward-looking information and statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

These and other risk factors are discussed in the Annual Information Form and Form 40-F on file with the Canadian securities commissions and the United States Securities and Exchange Commission and available on SEDAR at www. sedar.com and the website of the U.S. Securities and Exchange Commission at www.sec.gov, respectively. Except as required by law, the Corporation disclaim any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

The forward-looking information and statements contained in this Annual Report are expressly qualified by this cautionary statement.

Precision Drilling Corporation 2011 Annual Report | 3

Overview

SELECT FINANCIAL AND OPERATING INFORMATION

(Stated in thousands of Canadian dollars, except per share amounts)

Years ended December 31,	2011	% Increase (Decrease)	2010	% Increase (Decrease)	2009(1)	% Increase (Decrease)
Revenue	$1,951,027	36.5	$1,429,653	19.4	$1,197,446	8.7
EBITDA(2)	695,064	59.8	434,908	6.9	407,001	(6.8)
EBITDA % of revenue	35.6%		30.4%		34.0%
Net earnings	193,477	344.4	43,535	(73.1)	161,703	(46.6)
Cash provided by operations	532,772	74.0	306,264	(39.3)	504,729	46.8
Funds provided by operations(3)	592,388	46.6	404,165	21.9	331,556	(22.6)
Investing activities:
Capital spending:
Expansion capital expenditures	455,302	539.7	71,179	(56.4)	163,132	(4.1)
Upgrade and maintenance capital expenditures	271,055	158.8	104,722	245.6	30,303	(49.0)
Proceeds on sale	(15,983)	30.4	(12,256)	(23.3)	(15,978)	53.0

Net capital spending	710,374	334.1	163,645	(7.8)	177,457	(19.0)
Business acquisitions (net of cash acquired)	92,886	n/m	–	–	–	(100.0)
Earnings per share:
Basic	0.70	337.5	0.16	(75.4)	0.65	(70.9)
Diluted	$0.67	346.7	$0.15	(76.2)	$0.63	(71.7)

Contract drilling rig fleet	337	(5.1)	355	0.9	352	(5.9)
Drilling rig utilization days:
Canada	37,970	21.8	31,176	46.9	21,229	(38.4)
United States	37,887	16.8	32,450	43.1	22,672	183.2
International	702	16.6	602	(15.2)	710	346.5
Service rig fleet	207	(5.9)	220	–	220	–
Service rig operating hours:
Canada	315,536	7.3	294,126	33.9	219,649	(39.2)

n/m – calculation not meaningful.

(1) Financial information prepared using Previous CGAAP.

(2) EBITDA is an additional IFRS measure and is defined as earnings before income taxes, other items, loss on asset decommissioning and depreciation and amortization. See page 43.

(3) Funds provided by operations is an additional IFRS measure. See page 43.

4 | Management’s Discussion and Analysis

Financial Position and Ratios

(Stated in thousands of Canadian dollars, except ratios)

	December 31, 2011	December 31, 2010	January 1, 2010
Working capital	$610,429	$458,003	$314,262
Working capital ratio	2.4	3.1	3.3
Long-term debt(1)	$1,239,616	$804,494	$748,725
Total long-term financial liabilities	$1,267,040	$834,813	$855,532
Total assets	$4,427,874	$3,564,540	$3,454,935
Enterprise value(2)	$3,528,046	$2,993,083	$2,543,075
Long-term debt to long-term debt plus equity(1)	0.37	0.29	0.29
Long-term debt to cash provided by operations(1)	2.33	2.63	n/a
Long-term debt to enterprise value(1)	0.35	0.27	0.29

(1) Excludes current portion of long-term debt which is included in working capital.

(2) Share price as at the respective date multiplied by the number of shares outstanding plus long-term debt minus working capital. See page 43.

n/a – calculation not applicable.

OVERVIEW

Precision entered 2011 with three primary objectives:

1.	Continue to deliver the High Performance, High Value services that customers require to drill the technically challenging wells of today’s unconventional resource play exploitation;

2.	Focus on our North American organic growth program; and

3.	Improve financial flexibility to position the Corporation to seize growth opportunities.

In response to these objectives Precision:

¡

Completed the 2010 new build rig program of nine drilling rigs and undertook its 2011 new build rig program of 42 rigs, all of which have been fully contracted. As of March 9, 2012, the entire 2010 new build rig program has been completed and 18 rigs of the 2011 new build program are complete and working and the remaining 24 are projected to be completed and working by the end of the fourth quarter of 2012. Precision’s 2012 new build rig program currently stands at seven rigs, of which five are contracted and expected to be completed by the end of 2012. Total capital spending for 2011 was $726 million of which $455 million related to expansion initiatives. For 2012, the Corporation estimates $1.1 billion in capital expenditures including $702 million on expansion initiatives.

¡

Upgraded 18 drilling rigs during 2011 of which approximately half were rig tier upgrades. Precision’s engineering group provides design modification to fit customers’ complex drilling needs and requirements. Precision decommissioned 36 Tier 3 drilling rigs and 13 well servicing units to high-grade its fleet.

¡

Expanded its directional drilling experience and presence in North America during 2011 by acquiring two directional drilling service providers based in the United States: Drake Directional Drilling, LLC and Drake MWD Services, LLC, and one directional drilling service provider in Canada: Axis Energy Services Holdings Inc. These acquisitions along with organic growth provide Precision the current capacity to run concurrently 70 directional jobs.

¡

Completed a private placement of US$400 million aggregate principal 6.50% senior unsecured notes due 2021. Precision is using the net proceeds from this offering to fund its capital expenditure program and for general corporate purposes. Also during the year, Precision completed a private placement of C$200 million aggregate principal 6.50% senior unsecured notes due 2019. The proceeds of this offering were used in effect to repay the $175 million 10% senior unsecured notes.

¡

Over the past three years, has taken several steps to enhance liquidity and improve the balance sheet. An improved balance sheet increases financial flexibility and ultimately provides the financial liquidity to be able to continue to seize opportunities to profitably grow the Corporation. Precision plans on enhancing shareholder value through organic growth and acquisitions in future years.

Precision Drilling Corporation 2011 Annual Report | 5

VISION AND STRATEGY

Precision’s 2012 priorities are threefold:

1.	Execute our High Performance, High Value strategy. Continue to deliver safe, reliable, predictable and repeatable performance with high environmental responsibility and community standards.

2.

Execute on existing organic growth opportunities including contracting additional new build and upgraded drilling rigs, adding assets and people to the directional drilling and Completion and Production Services businesses and pursuing additional rig deployments internationally. Continue to evaluate accretive acquisitions.

3.	Build our brand. Continue to promote Precision’s High Performance, High Value brand with customers, employees, investors and within the communities in which we operate.

Precision’s vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development. Precision’s people, systems and equipment are capable of servicing customer requirements efficiently and in a safe manner with consistent results, reducing costs for our customers over time. Precision’s unique combination of superior people, operational scale, drilling technology, vertical integration and established and proven business systems provides a strong competitive platform for Precision in the Canadian and United States markets and for international expansion.

Precision’s corporate and competitive growth strategies are designed to optimize resource allocation and differentiate Precision from the competition, thereby generating value for investors. The organic growth into the United States in 2007 and 2008 was the first step in expanding operations outside of Canada. This first step was followed by the acquisition of Grey Wolf, Inc. in late 2008; the improvement of the balance sheet and debt restructuring during 2009 through early 2011; and the conversion to a corporation in 2010. In 2011 the focus shifted to organic growth by building new Super Series drilling rigs, high-grading equipment to meet the demands of today’s unconventional market and expansion of the directional drilling business. Precision continues to pursue profitable growth avenues and business improvements to build its reputation as a High Performance, High Value provider of services.

Precision also expects that during 2012 the Corporation will be able to complete its organic growth plans using cash flow from operations and cash on the balance sheet. Existing debt facilities are in place to allow the Corporation flexibility to seize opportunities should they arise. Precision is cognizant of the cyclicality of the oilfield services industry and will be prudent in its investment and use of financial resources.

In terms of business segments, Precision sees opportunities for growth in the Contract Drilling Services land drilling rig fleet both in North America and internationally. Precision sees unconventional drilling as the primary opportunity for Precision in the North American market place. Unconventional resource development requires advanced Tier 1 drilling rigs and other highly developed services that promote the drilling of reliable, predictable and repeatable horizontal wells. Profitable growth opportunities for the Completion and Production Services segment lie in the completion and production work associated with unconventional wells. Precision is well-positioned to serve this market with specialized rental equipment, coiled tubing services and additional service lines that support completion and production activities in unconventional resource plays.

During 2012, Precision plans to continue to build on its High Performance, High Value vision. The Corporation will continue to focus on enhancing safety processes and standards, improving the overall equipment base including new build and upgraded drilling rigs, and refining Precision’s established and proven systems. Precision continues to meet the challenge of increasing performance demands of our customers as they pursue the development of technically challenging unconventional resource plays. In 2012, Precision plans to continue to make investments in recruiting, training and retaining the best people and challenge those within the Precision family to continue to seize value enhancing opportunities.

6 | Management’s Discussion and Analysis

OUTLOOK

Precision has a strong portfolio of term customer contracts that provides a base level of activity and revenue. As at March 9, 2012, Precision has 145 rigs committed under term contracts in North America for the first quarter of 2012, 130 rigs contracted for the second quarter of 2012 and 98 for the third quarter of 2012. In Canada, term contracted rigs normally generate 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States they normally generate 365 utilization days per rig year in most regions.

For 2012, based on drilling rig contracts as at March 9, Precision has 54 rigs in Canada under term contract and 63 rigs in the United States and internationally. For 2013, Precision has term contracts in place for an average of 75 rigs, with 44 in Canada and 31 in the United States and internationally. During the first quarter of 2012 the first of three Saudi Arabia drilling rigs began operating with the final two expected to commence drilling in the second quarter of 2012.

Capital expenditures are expected to be approximately $1.1 billion for 2012 and include:

¡	$702 million for expansion capital which includes the cost to complete 28 drilling rigs from the 2011 new build rig program and the seven new build rigs from the 2012 new build program;

¡	$182 million for upgrade capital which includes the upgrade of approximately 14 rigs and purchase of long-lead items; and

¡	$244 million for sustaining and infrastructure expenditures which is based upon currently anticipated activity levels.

Expansion and upgrade capital includes the purchase of long-lead items for the Corporation’s capital inventory which includes top drives, drill pipe, control systems, engines and other long-lead items, which can be used for North American or international new build rig opportunities and rig tier upgrades. Precision expects that the $1.1 billion of capital expenditures in 2012 will consist of $950 million for the Contract Drilling segment and $178 million for the Completion and Production Services segment.

To date in 2012, there has been higher drilling activity in Canada and the United States than in the prior year. According to industry sources, as at March 9, 2012, the United States active land drilling rig count was up about 14% from the same point in the prior year and has averaged 1,946 active land rigs to date in 2012 compared with 1,679 in the same period of 2011. In Canada as at March 9, 2012, the active land drilling rig count was up about 4% from the same point in the prior year and has averaged 647 active land rigs to date in 2012 compared with 600 in the same period of 2011. With the year-over-year improvements in rig utilization, there have been continued improvements in spot market dayrates charged to customers in both Canada and the United States.

Natural gas production in the United States has remained very strong despite reduced natural gas drilling activity over the past two years. The United States natural gas storage levels as at March 2, 2012 were 48% above the five-year average and 44% above storage levels of a year ago. This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like the Cardium, Bakken and Eagle Ford have been strong and the United States oil rig count as at March 9, 2012 is 55% higher than it was a year ago while in Canada the oil rig count is 9% higher.

Precision has more equipment working in oil and liquids plays than at any time in the last 20 years. With high storage levels, consistent production and the view that North America has an oversupply of natural gas, natural gas prices have reached 10-year lows. To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays. If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling.

Precision Drilling Corporation 2011 Annual Report | 7

Precision, along with the land drilling industry, is in the process of upgrading the fleet of drilling rigs through newly built rigs and upgrading of existing equipment. Precision believes that this “retooling” of the industry wide fleet will result in the virtual obsolescence of Tier 3 rigs in the North American markets over the next five years. As such, in the fourth quarter of 2011 Precision decommissioned 36 Tier 3 drilling rigs and 13 service rigs from its fleet. Additionally, Precision is changing its depreciation policy on its remaining Tier 3 rigs beginning in 2012. This new policy will change the depreciation method on the Tier 3 rigs that are not expected to be upgraded from a unit of production method to the straight-line method over four years. Therefore, the Tier 3 rigs will be depreciated to their estimated salvage value over the next four years to align with our estimated economic lives of those rigs. Precision estimates that in 2012 this will add approximately $17 million of depreciation over what the current unit of production method would have provided.

In 2011 the industry experienced higher drilling activity in Canada and the United States than the prior year. The demand for energy has been rising as many global economies continue to improve. A combination of increased liquidity in the capital markets and higher oil prices are providing Precision’s customers capital to fund drilling programs. The drilling sector in both Canada and the United States is experiencing a period of year-over-year improvements in utilization. With the year-over-year improvements in rig utilization, there has been continued improvement in spot market dayrates charged to customers in Canada and in the United States. If industry spot dayrates are stable, Precision’s average dayrates are expected to rise throughout 2012 as new build drilling rigs enter the Corporation’s fleet.

Due to the increased demand for drilling rigs, Precision is experiencing increased demand for rig personnel. On October 1, 2011 a wage increase for both the Canadian and US rig based personnel went into effect. Precision expects to recover the majority of these wage increases through higher dayrates charged to our customers.

Precision continues to believe the future of the global oil and gas industry remains promising. With the scheduled delivery of 33 new build drilling rigs, approximately 14 upgraded rigs, the addition of coiled tubing service rigs and rental equipment focused on horizontal completions, 2012 represents an opportunity for Precision to further build on our value to customers through delivery of High Performance, High Value services that deliver cost savings to customers and strong margins to Precision.

As of January 1, 2011, Precision transitioned its financial statements to International Financial Reporting Standards (“IFRS”) and future financial statements will be prepared as if Precision had always followed these standards. Certain first-time adoption elections were made which impacted the opening balance sheet amounts and those key first-time elections are discussed later in this report under the section “Transition to International Financial Reporting Standards.”

ABOUT PRECISION

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coiled tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

PRECISION

Contract Drilling Services	Completion and Production Services
Drilling Rig Operations:	Service Rigs, Snubbing and Coiled Tubing Operations
¡ Canada	Equipment Rentals
¡ United States	Wastewater Treatment
¡ International	Camps and Catering
Vertical Business Support Systems
¡ Procurement & Distribution ¡ Manufacture & Repair ¡ Engineering ¡ Technology & Technical
Corporate Support
¡ Governance ¡ Operations ¡ Functions

8 | Management’s Discussion and Analysis

Resources Needed to Succeed in a Cyclical Business

Precision operates in the energy services business which is an inherently challenging cyclical industry. There are a number of business risks associated with the volatility of an industry that is dependent on global and regional factors. Many of the risks are referenced later in this report.

To excel in this environment, Precision operates through a unique business model to control risk and optimize performance. The model is directly linked to competitive strategy and is evidenced by Precision’s operating capabilities. Precision’s operating divisions deploy assets and services that are capital intensive, technology oriented and people dependent. The services provided need to be completed in a safe manner while taking into consideration their environmental impact. These factors in combination lead to operating proficiency and profitably throughout the business cycle and may lead to growth opportunities to diversify and increase market share.

Through this section, management is presenting its views of Precision’s business and the resources needed to succeed. Understanding the oil and gas industry and the factors that impact demand for oilfield services is important in assessing risk factors that affect Precision’s long-term strategy and financial performance.

FUNDAMENTALS OF THE ENERGY SERVICES INDUSTRY

Management believes that oil and natural gas are low cost energy sources for consumers and the need to replace existing production levels will remain for decades going forward. Alternate energy sources are necessary, but will take time and technology for economics and infrastructure to develop.

The shift from conventional to unconventional oil and natural gas production requires higher capacity equipment and increased technical expertise. The gradual, steady shift in the drilling of more horizontal wells and fewer vertical wells is evidence of this trend.

Since the mid-2000’s multi-stage horizontal completion techniques have been re-opening many basins to renewed drilling in North America. These techniques have enabled the industry to extract greater production from known resource regions previously thought to be uneconomical.

Global Markets

Global economic growth and prosperity drives energy consumption. Crude oil and to a lesser extent natural gas are the most dominant and versatile sources of energy in developed countries while crude oil and coal are the dominant sources of energy in developing countries. Oil and its by-products are currently the most important fuel for the transportation industry as there are few alternatives that can compete economically. Oil and natural gas are major fuel sources for generating heat and electricity and are critical building blocks for countless consumer products.

Precision Drilling Corporation 2011 Annual Report | 9

From a reference year of 2008, energy consumption is projected by the United States government Energy Information Administration (“EIA”) to increase 53% by 2035 with oil, natural gas and coal meeting approximately 80% of global demand, as depicted in the graphs below. World oil consumption for transportation is predicted to rise about 1.4% per year during this period due largely to growing demand in China, India and other developing countries. Delivering reliable and affordable energy for these fast-growing and upwardly mobile populations is a major challenge, with security of supply an important theme.

As a result of its relatively low carbon content compared with oil and coal and higher oil prices, consumers are turning to natural gas. The EIA is forecasting world natural gas consumption to increase approximately 40% by 2035. Increasing supplies of unconventional natural gas, particularly in North America but elsewhere as well, help keep global markets well supplied. As a result, natural gas prices remain more competitive than oil prices, supporting the growth in projected worldwide gas consumption.

Oil and natural gas continue to be an important fuel source to meet rising global consumption.

World Energy Consumption by Fuel, 1990-2035
Oil and Natural Gas Liquids
Coal
Natural Gas
Renewables
Nuclear
Source: US Energy Information Administration
History
Projections
Quadrillion Btu
250
200
150
100
50
0
1990
2000
2008
2015
2025
2035

Growing global energy consumption is expected to be led by non-OECD countries, like India and China.

World Energy Consumption, 1990-2035
Non-OECD
OECD
Source: US Energy Information Administration
Quadrillion Btu
800
600
400
200
0
1990
2000
2008
2015
2020
2025
2030
2035

Oil prices moved lower with the economic crisis of 2008 but have been increasing since the beginning of 2009 as supply and demand fundamentals have tightened. Natural gas prices in North America have been below most global price points for liquefied natural gas (“LNG”) and LNG imports to the United States market have remained at relatively low levels. As highlighted in the chart below, oil prices have recovered from the lows in the first quarter of 2009 with steady improvement, whereas natural gas prices, with increased shale gas production, have recently dipped to levels that existed during the third quarter of 2009.

10 | Management’s Discussion and Analysis

During this period of low natural gas prices, one way producers are making natural gas targeted drilling more profitable is by focusing on liquids rich natural gas. Liquids rich natural gas is often referred to as wet natural gas and contains a blend of gases that are separated from natural gas through processing. Generally such liquids consist of propane, ethane, butane, isobutene and condensate. Commodity prices for ethane, propane and butane normally vary with the price of oil and typically producers receive 60% – 65% of the oil price. Most liquids rich natural gas in North America is found in the deep basin formations at depths in excess of 2,000 metres.

North American Markets

The economics of the oilfield service industry are linked to these global fundamentals in combination with regional opportunities. Important regional drivers for the industry in North America include the underlying hydrocarbon make-up of the various basins and the existence of established, competitive and efficient service infrastructure.

As commodity prices vary so does industry cash flow to fund exploration and development. Increasingly, the benefits of new drilling and completion technology have driven customers to drill more complex wells in emerging and well-known basins throughout North America. Precision has expanded its rig count in many of these basins and is poised to benefit as customer demand increases. As depicted in the map of North America, Precision’s drilling rig fleet is positioned in virtually every resource play from northern Canada to the southern United States.

Precision Drilling Corporation 2011 Annual Report | 11

Economic Drivers

Providing oil and natural gas products to consumers involves a number of players, each taking on different risks in the exploration, production, refining and distribution processes. Exploration and production companies, Precision’s customers, assume the risk of finding hydrocarbons in reservoirs of sufficient size to economically develop and produce. The economics are dictated by the current and expected future margin between the cost to find and develop hydrocarbons and the eventual price of these products; the wider the margin, the greater the incentive to undertake these risks.

Exploration and development activities include acquiring access to prospective lands, seismic surveying to detect hydrocarbon bearing structures, drilling wells and completing successful wells for production. Exploration and production companies hire oilfield service companies to perform the majority of these tasks. The revenue of an oilfield service company is part of the finding and development costs for an exploration and production company.

The economics of an oilfield service company are largely driven by the price of crude oil and natural gas and its byproducts realized by its customers. Since oil can be transported relatively easily and cheaply, it is priced in a more global market influenced by an array of economic and political factors while natural gas continues to be priced in continental markets.

As referenced above, drilling dynamics have changed with recent technological advancements in fracturing, stimulation and horizontal drilling that have brought about a shift from the development of conventional to the development of unconventional natural gas and oil reservoirs in North America. This is especially prevalent in the exploitation of existing and emerging shale gas plays in the United States where takeaway capacity improvements have occurred. The application of these new technologies in unconventional drilling in North America has provided significant productivity gains in certain United States shale gas plays.

These technological improvements are evident in the proportion of wells drilled using directional and horizontal well programs. As shown in the graph below, there is a trend away from vertical wells to the more demanding requirements of directional/horizontal well programs is very consistent. Precision’s rig fleet in Canada has been engaged by customers on these wells to a greater degree than industry, demonstrating Precision’s high performance capabilities.

12 | Management’s Discussion and Analysis

Technological innovations have been a major factor in the natural gas production increase for the United States as shown in the graph below. With these productivity gains the United States has become less reliant on Canada as a source of natural gas supply.

For Canadian natural gas production lower drilling levels have been in play for a longer period and declining production is clearly evident. The lower drilling activity in Canada was influenced by reduced consumption in the United States and by low cost new production growth from shale gas basins in the United States. The graph below depicts the decline in daily Canadian natural gas production due to factors previously discussed.

Drilling Rig Activity in Canada and the United States

The United States active drilling rig count increased from about 1,600 rigs in 2007 to a peak of about 1,980 rigs in the fourth quarter of 2011 following a low in 2009 of about 830 rigs. Additionally, the demand for high performance drilling rigs is further supported by operating specifications associated with increased exploitation of unconventional resource basins in North America. Demand for high performing drilling rigs continues to grow and garner premium pricing.

Precision Drilling Corporation 2011 Annual Report | 13

As noted in the following graphs, there has been a significant trend away from natural gas directed to oil directed drilling that started in 2010.

## U.S. Drilling Rig Activity

1,600
1,200
800
400
0
Rigs Working
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12

Gas Rigs
Oil Rigs
*Source: Baker Hughes, Inc.*

## Canadian Drilling Rig Activity

600
400
200
0
Rigs Working
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12

Gas Rigs
Oil Rigs
*Source: Baker Hughes, Inc.*

As illustrated above, Canadian rig activity has seen a shift in drilling targets away from natural gas drilling to oil. Canadian rig activity fluctuates with the seasons, an event which generally does not occur in the United States except in northern states.

OPERATING CAPABILITIES

Precision prides itself on providing quality equipment operated by experienced and well trained crews. Additionally, Precision strives to align its capabilities with evolving technical requirements associated with more complex well bore programs. Customer relationships are fundamental to Precision’s success and the development of a High Performance, High Value brand reputation is based largely on Precision’s capability to deliver.

High Performance Drilling Rigs

Precision is focused on providing efficient, cost-reducing drilling technology. Design innovations and technology improvements capture incremental time savings during all phases of the well drilling process, including multi-well pad capability and mobility between wells.

The versatile Super Single™ design comprises technical innovations in safety and drilling efficiency in slant or directional drilling on single or multiple well pad locations in shallow to medium depth wells. Super Single™ rigs utilize extended length tubulars, integrated top drive, innovative unitization to facilitate quick moves between well locations, a small footprint to minimize environmental impact and enhanced safety features such as automated pipe handling and remotely operated torque wrenches.

14 | Management’s Discussion and Analysis

A scaled-down version without slant capability, the Super Single™ Light, also features an integrated top drive and automated pipe handling and is unitized and trailer mounted to reduce the load count for efficient moving, rig up and tear down for the shallow well depth market.

Triple rigs have greater hoisting capacity and are used in deeper exploration and development drilling. Precision’s Super Triple electric rigs (ST-1200 and ST-1500) are designed to keep the load count as low as possible using widely available conventional rig moving equipment. Power capabilities are a major design criterion for the new Super Triple rigs. Drilling productivity and reliability with AC power drive systems provides added precision and measurability along with a computerized electronic auto driller feature that precisely controls weight, rotation and torque on the drill bit. These rigs use extended length drill pipe, an integrated top drive, automated pipe handling with iron roughnecks and control automation off the rig floor.

During 2011 Precision high-graded its drilling rig fleet through the delivery of 19 Tier 1 new build drilling rigs, the upgrade of 18 drilling rigs of which about half were Tier upgrades and the decommissioning of 36 Tier 3 rigs. As at December 31, 2011, 80% of Precision’s 337 drilling rigs were Tier 1 or 2 rigs.

Large Diversified Rig Fleets

Precision’s large diverse fleet of rigs is strategically deployed across most active regions in North America including all the major prolific unconventional oil and gas fields. Geographic proximity and fleet versatility make Precision a versatile and complete provider of High Performance, High Value services to its customers. Precision’s fleet can drill virtually all types of on-shore conventional and unconventional oil and natural gas wells in North America.

Precision’s service rigs provide completion, workover, abandonment, well maintenance, high pressure and critical sour gas well work and well re-entry preparation across the Western Canada Sedimentary Basin. The rigs are supported by three field locations in Alberta, two in Saskatchewan, one in Manitoba and one in British Columbia.

Snubbing complements traditional natural gas well servicing by allowing customers to work on wells while they are pressurized and production has been suspended. Precision has two types of snubbing units – rig assist and self-contained. Self-contained units do not require a service rig on site and are capable of snubbing and performing many other well servicing procedures.

In recognition of the growing need to service the unconventional horizontal wells that are becoming more common, Precision is investing in coiled tubing units which have the ability to service horizontal wells by pushing the tubing rather than relying on gravity. Precision deployed its first unit to the field in the first quarter of 2012 and expects to take delivery of up to eight additional units by the end of 2012.

Inventory of Ancillary Equipment

Precision has a large inventory of equipment, including portable top drives, loaders, boilers, tubulars and well control equipment, to support its fleet of drilling and service rigs to meet customer requirements. Precision also maintains an inventory of key rig components to minimize downtime in the event of equipment failures.

In support of oilfield operations, LRG Catering supplies meals and provides accommodation for crews at remote worksites. Terra Water Systems plays an essential role in providing water treatment services as well as potable water production plants for LRG Catering and other camp facilities. Precision Rentals supplies customers with an inventory of specialized equipment and wellsite accommodations.

Safety, Environmental and Employee Wellness Programs

Safety, environmental stewardship and employee wellness is critical for Precision and its customers. The focus on working safely is one of Precision’s most enduring values. The core of Target Zero – Precision’s safety vision for eliminating workplace incidents – is a fundamental belief that all injuries can be prevented. In 2011, 242 of Precision’s drilling rigs and 175 of Precision’s service rigs and snubbing units achieved Target Zero. Precision continues to embrace technological advancements which make operations safer.

Precision Drilling Corporation 2011 Annual Report | 15

Well-maintained Equipment

Precision consistently reinvests capital to sustain and upgrade existing property, plant and equipment. Equipment repair and maintenance expenses are benchmarked to activity levels in accordance with Precision’s maintenance and certification programs. Precision employs computer systems to track key preventative maintenance indicators for major rig components, to record equipment performance history, schedule equipment certifications, reduce downtime and allow for better asset management.

Precision benefits from internal services for equipment certifications and component manufacturing provided by Rostel Industries and for standardization and distribution of consumable oilfield products through Columbia Oilfield Supply in Canada and Grey Wolf Supply in the United States.

With increased activity upgrade capital spending was increased beginning in 2010 after a three year period of challenging conditions that limited the economics associated with upgrade opportunities. Precision does maintain a continuous upgrade program of essential elements such as tubulars and engines.

Employees

As a service company, Precision is only as good as its people. An experienced, competent crew is a competitive strength and highly valued by customers. To recruit field employees, Precision has centralized personnel, orientation and training programs in Canada while in the United States these functions are managed on a more decentralized basis to align with regional labour and customer service requirements. Precision works to ensure future field personnel requirements are met through recruiting programs like “Toughnecks”.

Information Systems

Precision’s commitment to invest in a fully integrated enterprise-wide reporting system has improved business performance through real-time access to information across all functional areas. All of Precision’s divisions operate on a common integrated system using standardized business processes across finance, payroll, equipment maintenance, procurement and inventory control.

Precision continues to invest in information systems that provide competitive advantages. Electronic links between field and financial systems provide accuracy and timely processing. This repository of rig data improves response time to customer inquiries. Rig manufacturing projects benefit from scheduling and budgeting tools as economies of scale can be identified and leveraged as construction demands increase.

16 | Management’s Discussion and Analysis

KEY PERFORMANCE DRIVERS

Customer economics are dictated by the current and expected margin between the price at which hydrocarbons are sold and the cost to find and develop those products. Some of the key business, customer and industry indicators that Precision focuses on to monitor its performance are:

Safety Management

Precision’s culture is built on the foundation of an all-encompassing Target Zero attitude. Precision’s philosophy states that the workplace and organization can be free from injuries, equipment damage and negative environmental impact. Safety performance is a fundamental contributor to operating performance and the financial results Precision generates for shareholders. Safety is tracked through an industry standard recordable frequency statistic which is measured to benchmark successes and isolate areas for improvement. Precision has taken it to another level by tracking and measuring all injuries regardless of severity which is seen as a leading indicator for the potential of a more serious incident.

Environmental Management

Precision internally and in conjunction with its customers is continuously reviewing opportunities to better manage the consumption of non renewable resources and the environmental foot print left behind. Precision continues to apply new and improved technologies to operations which reduce the impact on the environment.

Technologies which Precision has used and continues to evaluate within its operations include:

¡ Heat recovery and distribution systems	¡ Fuel type	¡ Use of recycled materials

¡ Power generation and distribution	¡ Noise reduction	¡ Efficient equipment designs

¡ Fuel management	¡ Recycling of used materials	¡ Spill containment

Operating Efficiency

Precision maximizes the efficiency of operations through proximity to work sites, operating practices and versatility. Reliable and well maintained equipment minimizes downtime and non-productive time during operations. Information is gathered from daily drilling log records stored in a database and analyzed to measure productivity, efficiency and effectiveness. This analysis of downtime is an integral measure of operating effectiveness.

Key factors which contribute to lower customer well costs are:

¡

Mechanical downtime which is managed through preventative maintenance programs, detailed inspection processes, an extensive fleet of strategically placed spare equipment, an in-house supply chain, and continuous equipment upgrades; and

¡

Non-productive time, or move, rig-up and rig-out time, which is minimized by decreasing the number of move loads per rig, using lighter move loads, and using mechanized equipment for safer and quicker rig component connections.

Customer Demand

Precision’s fleet is geographically dispersed to meet customer demands. Relationships with customers, industry knowledge and new well licenses provide Precision with the information necessary to evaluate its marketing strategies. The ability to provide customers with some of the most innovative and advanced rigs in the industry to reduce total well costs increases the value of the rig to the customer. Industry rig utilization statistics are also tracked to evaluate Precision’s performance against competitors.

Workforce

Precision closely monitors crew availability for field operations. Precision focuses on initiatives that provide a safe and productive work environment, opportunity for advancement and added wage security through programs to retain employees. Precision relies heavily on its safety record and reputation to attract and retain employees as industry manpower shortages are often experienced in peak operating periods. Precision’s successful recruiting program, Toughnecks, helps mitigate these issues.

Precision Drilling Corporation 2011 Annual Report | 17

Financial Performance

Precision maximizes revenue without sacrificing operating margins. Key financial information is unitized on a per day or per hour basis and compared to established benchmarks and past performance. Precision evaluates the relative strength of its financial position by monitoring its working capital and debt ratios. Returns on capital employed are monitored and incentive compensation is linked to returns generated compared to established benchmarks.

Specific measures, which represent in summary form the effectiveness of the factors above, are used to reward executives and eligible employees through incentive compensation plans. These measures include:

¡	Safety performance – total recordable incident frequency per 200,000 man-hours:

Measure against prior year performance and current year industry performance in Canada and the United States, as applicable.

¡	Operational performance – rig down time for repair as measured by time not billed to customer:

Measure against predetermined target of available billable time.

¡	Key field employee retention – senior field employee retention rates:

Measure against predetermined target of retention.

¡	Financial performance – return on capital employed calculated as a percentage of pre-tax operating earnings divided by total assets less current liabilities:

Measure against predetermined target percentage.

¡	Financial performance – total shareholder return performance against an industry peer group, including dividends, over a three year period.

Measure against predetermined selection of competitors in peer group.

CAPITAL AND LIQUIDITY MANAGEMENT

The energy service business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, to maximize revenues through term contract positions and with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new build rig programs typically require three to four year term contracts in order to mitigate capital recovery risk.

In managing foreign exchange risk, Precision works to match the currency of its debt obligations with the currency of the supporting operations cash flows. Interest rate risk is minimized by staggering long-term debt maturities on repayment opportunities. In November 2010 and again in July 2011, Precision designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. As a result, the portion of gains or losses on the hedged item that is determined to be effective is recognized in other comprehensive income, net of tax and is limited to the translation gain or loss on the net investment, while the ineffective portion, if any, is recorded in earnings.

On July 29, 2011, Precision closed a private placement of US$400 million aggregate principal amount of 6.5% senior unsecured notes due 2021 (the “6.5% Senior Notes due 2021”). Net proceeds from the 6.5% Senior Notes due 2021 offering are being used for capital expenditures and general corporate purposes.

18 | Management’s Discussion and Analysis

On June 19, 2011, Precision entered into an amendment to its Secured Facility which: (i) reduced the margins and rates applicable to interest rates and fees payable under the Secured Facility; (ii) extended the maturity date of the Secured Facility to November 17, 2015 from November 17, 2013; (iii) increased the amount of unsecured indebtedness permitted to be incurred under the Secured Facility; (iv) increased the consolidated senior debt to EBITDA ratio from 2.5:1 to 3:1; and (v) increased the consolidated total debt to EBITDA ratio from 3.5:1 to 4:1.

On March 23, 2011, Precision closed a private placement of $200 million aggregate principal amount of 6.5% senior unsecured notes due 2019 (the “6.5% Senior Notes due 2019”). The net proceeds and cash on hand were in effect used to repay the $175 million 10% senior unsecured notes. The total repayment of approximately $204 million included the $175 million in principal, accrued interest and a make-whole premium. The make-whole premium of $27 million was a charge to earnings in the first quarter of 2011.

On November 17, 2010, Precision closed a private placement of US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 (the “6.625% Senior Notes due 2020”). Net proceeds from the 6.625% Senior Notes due 2020 offering were used to repay in full the outstanding indebtedness under the Corporation’s then existing term loan A and term loan B credit facilities. In conjunction with the closing of the 6.625% Senior Notes due 2020 offering, Precision terminated its then existing secured credit facilities and entered into a US$550 million secured revolving credit facility (the “Secured Facility”).

As at December 31, 2011, Precision was in compliance with the covenants under the Secured Facility and expects to remain in compliance with financial covenants under this facility and have complete access to credit lines during 2012. The blended cash interest cost of Precision’s debt at December 31, 2011 was approximately 6.6%, (2010 – 7.3%).

Secured Facility

The Secured Facility contains a number of covenants that, subject to certain exceptions, will, among other things, restrict Precision’s ability to and its Material Subsidiaries’ ability to: (i) incur or assume additional indebtedness; (ii) dispose of assets; (iii) make or pay dividends, share redemptions or other distributions; (iv) change their primary business; (v) incur or assume liens on assets; (vi) engage in transactions with affiliates; (vii) enter into mergers, consolidations or amalgamations; and (viii) enter into speculative swap agreements.

The following is a summary of the material terms of the Secured Facility:

¡

the Secured Facility provides senior secured financing of up to US$550 million, with a provision for an increase in the facility of up to an additional US$100 million. The Secured Facility has a term of four years maturing on November 17, 2015, with an option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed four years from the date of the extension request;

¡	a maximum consolidated senior debt to EBITDA ratio of 3.0 to 1.0 for the most recent four consecutive fiscal quarters;

¡	a maximum consolidated total debt to EBITDA ratio of 4.0 to 1.0 for the most recent four consecutive fiscal quarters;

¡	a minimum interest coverage ratio of 2.75 to 1.0 for the most recent four consecutive fiscal quarters; and

¡

the Secured Facility is secured by liens on substantially all of the present and future assets of Precision and the present and future assets of Precision’s material U.S. and Canadian subsidiaries (including subsidiaries that Precision designates as “material”). The Secured Facility contains representations and warranties, covenants and events of default customary for transactions of this nature, including financial ratio covenants tested on a quarterly basis.

The Secured Facility also contains customary affirmative covenants and events of default.

Precision Drilling Corporation 2011 Annual Report | 19

US$650 million 6.625% Senior Unsecured Notes

The 6.625% Senior Notes due 2020 issued on November 17, 2010 have a 10 year term and mature on November 15, 2020 and bear interest at 6.625%, payable in cash semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2011. Interest on the 6.625% Senior Notes due 2020 accrues from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

Precision may redeem, prior to November 15, 2013, up to 35% of the 6.625% Senior Notes due 2020 with the net proceeds of certain equity offerings at a redemption price equal to 106.625% of their principal amount, plus accrued interest. Prior to December 15, 2016, Precision may redeem the notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem the notes in whole or in part at any time on or after November 15, 2015 and before November 15, 2018, at redemption prices ranging between 103.313% and 101.104% of their principal amount plus accrued interest. Anytime on or after November 15, 2018 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The indenture governing the notes will limit Precision’s ability and the ability of certain of our subsidiaries to, among other things: (i) incur additional indebtedness and issue preferred stock; (ii) create liens; (iii) make restricted payments; (iv) create or permit to exist restrictions on our ability or the ability of certain of our subsidiaries to make certain payments and distributions; (v) engage in amalgamations, mergers or consolidations; (vi) make certain dispositions and transfers of assets; and (vii) engage in transactions with affiliates.

The 6.625% Senior Notes due 2020 are general unsecured obligations of Precision and will rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the 6.625% Senior Notes due 2020 and equal in right of payment with all existing and future obligations of Precision that are not so subordinated.

The 6.625% Senior Notes due 2020 also contain customary affirmative covenants and events of default.

$200 million 6.50% Senior Unsecured Notes

On March 23, 2011, the Corporation completed a $200 million private placement offering to Canadian investors of 6.5% Senior Notes due 2019. The 6.50% Senior Notes were issued and are governed under the terms of the note indenture which governs the notes. The 6.50% Senior Notes are denominated in Canadian dollars and all payments on the 6.50% Senior Notes due 2019 will be made in Canadian dollars.

The net proceeds of the 6.5% Senior Notes due 2019 and available cash were used to, in effect, repay the 10% senior unsecured notes. The 6.5% Senior Notes due 2019 will mature on March 15, 2019, and bear interest at 6.50%, payable in cash semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 2011, to the note holders of record at the close of business on March 1 or September 1, as the case may be, immediately preceding the related interest payment date. Interest on the 6.5% Senior Notes due 2019 will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

20 | Management’s Discussion and Analysis

Precision may redeem, prior to March 15, 2014, up to 35% of the 6.5% Senior Notes due 2019 with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of their principal amount, plus accrued interest. Prior to March 15, 2015, Precision may redeem the notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the March 15, 2015 redemption price plus required interest payments through March 15, 2015 (calculated using the Government of Canada rate plus 100 basis points) over the principal amount of the note. As well, Precision may redeem the notes in whole or in part at any time on or after March 15, 2015, and before March 15, 2017, at redemption prices ranging between 103.250% and 101.625% of their principal amount plus accrued interest. Anytime on or after March 15, 2017 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The indenture governing the notes will limit Precision’s ability and the ability of certain of our subsidiaries to, among other things: (i) incur additional indebtedness and issue preferred stock; (ii) create liens; (iii) make restricted payments; (iv) create or permit to exist restrictions on our ability or the ability of certain of our subsidiaries to make certain payments and distributions; (v) engage in amalgamations, mergers or consolidations; (vi) make certain dispositions and transfers of assets; and (vii) engage in transactions with affiliates.

The 6.5% Senior Notes due 2019 are general unsecured obligations of Precision and will rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the 6.5% Senior Notes due 2019 and equal in right of payment with all existing and future obligations of Precision that are not so subordinated.

The 6.5% Senior Notes due 2019 also contain customary affirmative covenants and events of default.

US$400 million 6.5% Senior Unsecured Notes

The 6.5% Senior Notes due 2021 issued on July 29, 2011 have a 10.5 year term and mature on December 15, 2021 and bear interest at 6.5%, payable in cash semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2011. Interest on the 6.5% Senior Notes due 2021 accrues from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

Precision may redeem, prior to December 15, 2014, up to 35% of the 6.5% Senior Notes due 2021 with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of their principal amount, plus accrued interest. Prior to December 15, 2016, Precision may redeem the notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem the notes in whole or in part at any time on or after December 15, 2016 and before December 15, 2018, at redemption prices ranging between 103.250% and 101.083% of their principal amount plus accrued interest. Anytime on or after December 15, 2019 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The indenture governing the notes will limit Precision’s ability and the ability of certain of our subsidiaries to, among other things: (i) incur additional indebtedness and issue preferred stock; (ii) create liens; (iii) make restricted payments; (iv) create or permit to exist restrictions on our ability or the ability of certain of our subsidiaries to make certain payments and distributions; (v) engage in amalgamations, mergers or consolidations; (vi) make certain dispositions and transfers of assets; and (vii) engage in transactions with affiliates.

The 6.5% Senior Notes due 2021 are general unsecured obligations of Precision and will rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the 6.5% Senior Notes due 2021 and equal in right of payment with all existing and future obligations of Precision that are not so subordinated.

The 6.5% Senior Notes due 2021 also contain customary affirmative covenants and events of default.

Precision Drilling Corporation 2011 Annual Report | 21

General

At December 31, 2011, approximately $1,268 million (2010 – $821 million) was outstanding under secured credit facilities and unsecured senior notes, collectively. The Secured Facility was undrawn at December 31, 2011 and is available in the future to fund capital expenditures or for other corporate purposes.

During 2011 Precision generated cash from continuing operations of $533 million. In addition, net borrowings were increased by $407 million. The cash generated was used for business acquisitions of $93 million and to purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $622 million and pay additional finance charges of $42 million offset by $2 million in proceeds from the exercise of stock options and $26 million unrealized foreign exchange gain on holding foreign cash leaving a net change in the cash held balance as at December 31, 2011 of $211 million.

Precision exited 2011 with a long-term debt to long-term debt plus equity ratio of 0.37 compared to 0.29 in 2010 and a ratio of long-term debt to cash provided by operations of 2.33 compared to 2.63 in 2010.

In addition to the Secured Facility and the senior unsecured notes, Precision had available $25 million (2010 – $25 million) and US$15 million (2010 – US$15 million) under secured operating facilities, of which no amounts had been drawn. Availability of the $25 million facility was reduced by outstanding letters of credit in the amount of $0.5 million. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $25 million facility are available at the banks’ prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Banker’s Acceptance plus applicable margin, or in combination and under the US$15 million facility at the bank’s prime lending rate.

Precision’s contractual obligations as at December 31, 2011 are outlined in the following table:

		Payments Due by Period
(Stated in thousands of Canadian dollars)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term	$1,267,850	$–	$–	$–	$1,267,850
Interest on long-term debt	745,703	83,237	166,473	166,473	329,520
Rig construction	195,008	195,008	–	–	–
Operating leases	80,956	12,873	22,989	16,566	28,528
Contractual incentive plans(1)	51,421	27,238	24,183	–	–
Contingent purchase consideration	18,146	18,146	–	–	–
Total contractual obligations	$2,359,084	$336,502	$213,645	$183,039	$1,625,898

(1)

Includes amounts not yet accrued at December 31, 2011 but potentially payable at the end of the contract term. Share based compensation amounts disclosed at year-end share price. Precision has long-term incentive plans (“LTIP”) which compensate officers and key employees through cash payments at the end of a stated term.

Outstanding share data

	March 15, 2012	December 31, 2011	December 31, 2010	January 1, 2010
Shares	276,152,243	276,081,797	275,686,676	275,516,778
Exchangeable LP Units	–	–	–	118,820
Total Outstanding shares	276,152,243	276,081,797	275,686,676	275,635,598
Deferred shares outstanding	391,157	417,496	393,717	290,732
Warrants outstanding	15,000,000	15,000,000	15,000,000	15,000,000
Share options outstanding	6,999,992	5,154,123	3,723,123	1,787,700

(Stated in thousands of Canadian dollars except per share amounts)		December 31, 2011	December 31, 2010	January 1, 2010
Shares outstanding		276,081,797	275,686,676	275,635,598
Year-end share price(1)		$10.50	$9.60	$7.65
Shares at market		$2,898,859	$2,646,592	$2,108,612
Long-term debt		1,239,616	804,494	748,725
Less working capital		(610,429)	(458,003)	(314,262)
Enterprise value		$3,528,046	$2,993,083	$2,543,075

(1) As per the Toronto Stock Exchange

22 | Management’s Discussion and Analysis

Business Segments

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment. Precision views its corporate segment as a support function that provides assistance to more than one segment. Beginning with 2011 Precision has included United States based corporate costs, previously included in Contract Drilling Services, in the Corporate and Other segment. Prior period numbers have been reclassified to reflect these changes.

Precision’s operations are carried out in two segments: Contract Drilling Services and Completion and Production Services. The Contract Drilling Services segment includes land drilling services, directional drilling services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment. The Completion and Production Services segment includes service rigs for well completion and workover services, snubbing services, camp and catering services, water treatment services and the rental of oilfield surface equipment, tubulars, well control equipment and wellsite accommodations.

The Contract Drilling Services segment comprises a number of vertically integrated subsidiaries operating in the United States, Canada and internationally. These subsidiaries are engaged primarily in providing onshore well drilling services to exploration and production companies in the oil and natural gas industry.

At December 31, 2011, the Contract Drilling Services segment comprised:

(a)	188 land drilling rigs in Canada;

(b)	143 land drilling rigs in the United States;

(c)	one land drilling rig in Saudi Arabia and two more in preparation for transit to Saudi Arabia;

(d)	two land drilling rigs in Mexico;

(e)	one land drilling rig in South America;

(f)	capacity to run concurrently 65 directional drilling jobs

(g)	engineering, manufacturing and repair services primarily for Precision’s operations; and

(h)	centralized procurement, inventory and distribution of consumable supplies primarily for Precision’s Canadian, United States and Mexico operations.

The Completion and Production Services segment comprises a number of subsidiaries operating primarily in Canada, providing completion, workover and ancillary services to oil and natural gas exploration and production companies. At December 31, 2011, Precision’s Completion and Production Services segment comprised:

(a)	189 well completion and workover service rigs;

(b)	18 snubbing units;

Precision Drilling Corporation 2011 Annual Report | 23

(c)	approximately 11,330 oilfield rental items including well control equipment, surface equipment, specialty tubulars and wellsite accommodation units;

(d)	63 drilling and base camps; and

(e)	93 water treatment units.

Business lines are organized in two segments to align with the dynamics of customer markets and processes. This encompasses the initial drilling of oil and natural gas wells, Contract Drilling Services, and the subsequent completion and workover of wells to optimize production volumes, Completion and Production Services. These segments have been integrated with internal support infrastructure to optimize customer service delivery and lower costs.

An integral element in Precision’s North American operations is vertical integration through internal supply procurement and distribution that supports rig operations and all other Precision businesses. This support serves to efficiently handle a high volume of transactions and manage supplier relationships to enhance product quality selection, standardization and volume purchasing. Information system automation has streamlined the procurement, supply distribution and decision making process.

Precision also has an equipment manufacturing, repair and certification division that supports rig operations. This division provides rig manufacturing capabilities and engineering to facilitate new rig construction and the upkeep of operating assets. Specialized machining, skilled tradesmen and management have allowed Precision to optimize its capital allocation through quality workmanship, project planning, retention of intellectual property and cost savings.

Precision’s vertical integration is further complemented by rig manufacturing engineering in the drilling division. Rigs built by Precision are designed for greater safety and operating efficiency to deliver total well cost savings to customers. High performance drilling rigs combine high mobility, automated pipe handling, advanced control systems, minimal environmental impact, and highly trained crews.

CONTRACT DRILLING SERVICES

Precision began operating in western Canada as a land drilling contractor in the 1950s. A combination of new equipment purchases and acquisitions over the last 22 years has expanded fleet capacity and added complementary businesses. For the past decade, Precision has been Canada’s largest oilfield services provider and with the acquisition of Grey Wolf, Inc. in 2008 is the second largest North American land drilling contractor.

Precision currently comprises approximately 24% of the active Canadian land drilling market, about five percent of the active United States market and an emerging international presence.

Precision’s rigs are marketed in three classes: Tier 1, Tier 2 and Tier 3. Each tier indicates which rigs are suited to meet more complex drilling requirements including pad development, directional or horizontal drilling, slant drilling and drilling in environmentally sensitive areas.

Tier 1 drilling rigs are high performance, of newer design and manufacture, capable of drilling directionally and horizontally, are highly mobile requiring fewer trucking loads and often include the following capabilities: highly mechanized tubular handling equipment; integrated top drive or top drive adaptability; advanced mechanical, silicone controlled rectifier (“SCR”), or AC power distribution and controls; electronic control of the majority of operating parameters; specialized drilling tubular; and high-capacity mud pumps. Tier 1 drilling rigs are better suited to meet the challenges of complex customer resource exploitation requirements in the North American shale and unconventional plays.

Tier 2 drilling rigs are high performance rigs where new equipment and modifications have been applied to improve performance and enhance directional and horizontal drilling capability. Improvements include: some mechanization of tubular handling equipment; top drive adaptability; mechanical or SCR type power systems; increased hook load and or racking capabilities; upgraded power generating, control systems and other major components; and high-capacity mud pumps. Tier 2 rigs are usually less mobile than Tier 1 rigs.

24 | Management’s Discussion and Analysis

Tier 3 includes rigs which still provide an acceptable level of performance for certain drilling requirements but would require major equipment upgrades to meet the criteria of a Tier 2 or Tier 1 rig. Tier 3 rigs are typically conventional mechanical rigs with no automation and lower pump capacity. Tier 3 rigs are usually not capable of efficiently drilling directional or horizontal wells.

Rig tiers are not an indication that a rig from a different tier does not have the capabilities to provide an acceptable level of service but more to distinguish between rigs where improvements have been effectively applied to provide an increased level of performance through the application of equipment advancements and associated technologies.

Following is a chart of Precision drilling rigs by tier classification as at December 31, 2011:

Horsepower	< 1000	1000-1500	>1500	Total
Tier 1	72	69	3	144
Tier 2	68	33	25	126
Tier 3	50	13	4	67
Total	190	115	32	337

Geographic location	Canada	U.S.	International	Total
Tier 1	77	67	–	144
Tier 2	66	54	6(1)	126
Tier 3	45	22	–	67
Total	188	143	6	337

(1) includes two rigs in the process of being prepared for transit from the United States to Saudi Arabia.

COMPLETION AND PRODUCTION SERVICES

Precision’s Completion and Production Services provides operations at the well location to complete wells that have been drilled and to maintain oil and gas wells that have been placed into production. The underlying well program parameters determine the type of service rig and ancillary services best suited to workover a particular well. Service rigs are versatile and capable of working on both oil and natural gas wells. Design and technological improvements have made equipment offerings more competitive through efficiency gains and wide market appeal to a broad range of well requirements.

Precision’s service rigs and snubbing units each comprise about 18% of their respective Canadian markets. In addition to completing and servicing wells with rigs, the segment offers snubbing to service natural gas wells while pressurized, a broad mix of rental equipment and water treatment for remote accommodations.

The configuration of Precision Well Servicing’s Canadian fleet as at December 31 for the past four years is illustrated in the following table:

Type of Service Rig	Horsepower	2011	2010	2009	2008
Singles:
Mobile	150-400	–	–	–	2
Freestanding mobile	150-400	90	94	94	97
Doubles:
Mobile	250-550	19	25	28	42
Freestanding mobile	200-550	40	35	30	23
Skid	300-860	22	28	30	48
Slants:
Freestanding	250-400	18	18	18	17
Total Service Rigs		189	200	200	229
Snubbing Units		18	20	20	29
Total Service Rigs and Snubbing Units		207	220	220	258

A freestanding service rig lowers costs for customers through set up efficiency and minimal ground disturbance which reduces the risk of striking underground utilities.

Precision Drilling Corporation 2011 Annual Report | 25

Consolidated Financial Results

CONSOLIDATED OVERVIEW

Summary of Consolidated Statements of Earnings

(Stated in thousands of Canadian dollars). Years ended December 31	2011	2010	2009(1)
Revenue:
Contract Drilling Services	$1,632,037	$1,186,007	$1,015,041
Completion and Production Services	330,225	255,827	201,877
Inter-segment elimination	(11,235)	(12,181)	(19,472)
	1,951,027	1,429,653	1,197,446
EBITDA: (2)
Contract Drilling Services	665,389	434,167	411,017
Completion and Production Services	104,252	66,443	51,918
Corporate and Other	(74,577)	(65,702)	(55,934)
	695,064	434,908	407,001
Depreciation and amortization	251,483	210,103	138,000
Loss on asset decommissioning	114,893	–	82,173
Operating earnings	328,688	224,805
Foreign exchange	(23,674)	(12,712)	(122,846)
Finance charges	115,332	211,327	147,401
Other	(3,754)	–	–
Earnings before income taxes	240,784	26,190	162,273
Income taxes	47,307	(17,345)	570
Net earnings	$193,477	$43,535	$161,703

(1) Financial information prepared using Previous CGAAP.

(2) Additional IFRS measure. See page 43.

26 | Management’s Discussion and Analysis

2011 Compared to 2010

For the year ended December 31, 2011, Precision reported net earnings of $193 million or $0.67 per diluted share compared to net earnings of $44 million or $0.15 per diluted share for 2010. Revenue for the year was $1,951 million compared to $1,430 million for 2010. Net earnings and net earnings per diluted share for the year include the impact of previously disclosed charges associated with asset decommissioning and Canadian income tax settlements. EBITDA totalled $695 million for 2011 compared to $435 million for 2010, an increase of 60%. Improved pricing and margins along with higher activity levels in both operating segments have led to the year-over-year improvement. Activity for Precision in 2011, as measured by drilling rig utilization days, increased 22% in Canada and 17% in the United States compared to 2010.

The industry and Precision experienced increased utilization during 2011 as higher oil and natural gas liquids prices were experienced for much of 2011 when compared to 2010. For the year, WTI crude oil averaged US$95.02 per barrel versus US$79.38 in 2010 and Henry Hub natural gas averaged US$3.98 per MMBtu versus US$4.37 in 2010. On Canadian markets the average price for AECO natural gas was $3.62 per MMBtu in 2011 compared to $4.00 in 2010.

Currency exchange rates can impact commodity prices and have always had an impact on industry fundamentals in the Canadian market. Precision reports its financial results in Canadian dollars and currency translation can result in significant foreign exchange gains or losses on operations outside Canada and United States dollar denominated monetary positions. At December 31, 2011 Precision’s Canadian operation reported a U.S. dollar net monetary asset position of $281 million which excludes US$1.2 billion of long-term debt that has been designated as a hedge of the Corporation’s net investment in certain foreign operations. During 2011 Precision reported a $24 million foreign exchange gain as a result of the Canadian dollar depreciating 2% against the U.S. dollar compared with a 5% appreciation during 2010.

During 2011 there were about 11,832 wells drilled in western Canada, a 1% decrease from the 11,936 drilled in 2010, while total industry drilling operating days increased by 21% to 144,646. The average industry drilling operating days per well in 2011 was 12.2 compared to 10.0 in 2010. The increase in total utilization days and days per well while totals wells drilled are down as a result of the increase in horizontal drilling which are typically longer wells both in terms of distance drilled and time to drill. In the United States a total of approximately 45,500 industry wells were drilled in 2011 representing a 19% increase from the approximately 38,300 wells drilled in 2010.

2010 Compared to 2009

For the year ended December 31, 2010, Precision reported net earnings of $44 million or $0.15 per diluted share compared to net earnings of $162 million or $0.63 per diluted share for the same period of 2009. Revenue for the year was $1,430 million compared to $1,197 million for 2009. EBITDA totalled $435 million for 2010 compared to $407 million for 2009. Higher activity levels in 2010 were offset by lower average pricing as more Tier 2 and Tier 3 rigs went to work. Results for the year ended December 31, 2010 include a loss on settlement of debt totalling $117 million related to the expensing of deferred debt issue costs mainly arising from the repayment of the term loan A and term loan B credit facilities that occurred in late 2010 compared to a loss of $18 million in 2009 arising from the settlement of the unsecured bridge facility and the voluntary prepayments on the term loan A and term loan B credit facilities. In addition, a foreign exchange gain of $13 million was included in the 2010 results as compared to a foreign exchange gain of $123 million for the same period of 2009 which also included an $82 million charge for asset decommissioning compared to no charge for the current year.

The industry and Precision experienced increased utilization during 2010 as higher oil and natural gas liquids prices were experienced for much of 2010 when compared to 2009. For the 2010, WTI crude oil averaged US$79.38 per barrel versus US$61.83 in 2009 and Henry Hub natural gas averaged US$4.37 per MMBtu versus US$3.92 in 2009. On Canadian markets the average price for AECO natural gas was $4.00 per MMBtu in 2010 compared to $3.96 in 2009.

Precision Drilling Corporation 2011 Annual Report | 27

During 2010 there were about 11,936 wells drilled in western Canada on a rig release basis, a 45% increase from the 8,250 drilled in 2009, while total industry drilling operating days increased by 53% to about 119,300. The average industry drilling operating days per well in 2010 was 10.0 compared to 9.5 in 2009. In the United States a total of approximately 38,300 industry wells were drilled in 2010 representing a 16% increase from the approximately 33,100 wells drilled in 2009.

Quarterly Financial Summary

(Stated in thousands of Canadian dollars, except per share amounts)

	2011
Quarters ended	March 31	June 30	September 30	December 31
Revenue	$525,350	$345,325	$492,944	$587,408
EBITDA(1)	186,411	92,566	186,248	229,839
Net earnings:	65,560	16,403	83,468	28,046
Per basic share	0.24	0.06	0.30	0.10
Per diluted share	0.23	0.06	0.29	0.10
Funds provided by operations(1)	192,337	70,766	73,182	256,103
Cash provided by operations	117,322	176,312	20,281	218,857

	2010
Quarters ended	March 31	June 30	September 30	December 31
Revenue	$373,136	$261,828	$359,152	$435,537
EBITDA(1)	117,658	60,125	112,607	144,518
Net earnings (loss):	56,917	(69,418)	56,286	(250)
Per basic share	0.21	(0.25)	0.20	–
Per diluted share	0.20	(0.25)	0.20	–
Funds provided by operations(1)	102,759	40,692	126,811	133,903
Cash provided by operations	20,624	143,001	67,575	75,064

(1) Additional IFRS measure. See page 43.

The Canadian drilling industry is subject to seasonality with activity peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans severely restrict activity in the second quarter in Canada before equipment is moved for summer drilling programs in the third quarter. These seasonal trends typically lead to quarterly fluctuations in operating results and working capital requirements. In contrast the activity in the United States is not subject to the same level of seasonal interruptions and therefore operating results and working capital fluctuations are more muted.

Fourth Quarter 2011

For the fourth quarter ended December 31, 2011 Precision reported net earnings of $28 million or $0.10 per diluted share compared to a net loss of $0.3 million for the fourth quarter of 2010. Net earnings and net earnings per diluted share for the quarter included the impact of a charge associated with asset decommissioning, which decreased net earnings and net earnings per diluted share by $76 million and $0.26, respectively.

Revenue for the fourth quarter of 2011 was $587 million, $152 million higher than the comparable quarter in 2010. The increase was due to a year-over-year increase in rates and utilization days both in Canada and the United States. Revenue in Precision’s Contract Drilling Services segment increased by 38% while revenue increased 16% in the Completion and Production Services segment in the fourth quarter of 2011 compared to the prior year quarter.

28 | Management’s Discussion and Analysis

Drilling rig utilization days (spud to rig release plus move days) in Canada during the fourth quarter of 2011 were 10,724, an increase of 10% when compared to 9,730 days achieved in 2010. Drilling rig utilization days for Precision in the United States was 9,834, an increase of 10% when compared to 8,915 days achieved in 2010. The increase is attributable to both an increase in activity and new asset additions over the prior year period. During the quarter, Precision averaged a total of 226 rigs working with an average of 117 drilling rigs working in Canada, 107 in the United States and two in Mexico. This compares with a total average of 222 rigs working in the third quarter of 2011 and 204 rigs in the fourth quarter a year ago. Service rig activity increased 3% from the prior year period, with the service rig fleet generating 87,477 operating hours in the fourth quarter of 2011 compared with 84,758 hours in 2010. Precision now includes snubbing services with service rigs. Comparative amounts have been restated to reflect this change.

Precision reported EBITDA for the fourth quarter of $230 million compared with $145 million for the fourth quarter of 2010. EBITDA margin (EBITDA as a percentage of revenue) was 39% for the fourth quarter of 2011 compared to 33% for the same period in 2010. The increase in EBITDA margin was primarily attributable to higher utilizations and higher average dayrates in both markets in the fourth quarter of 2011 versus the prior year period. Precision’s term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

Contract Drilling Services segment revenue for the fourth quarter of 2011 increased by 38% to $494 million and EBITDA increased by 51% to $217 million when compared to the same period in 2010. The increase in revenue and EBITDA was due to the higher drilling rig activity and higher average rates per day for both Canada and the United States.

For the quarter, EBITDA margins in the Contract Drilling Services segment were 44% of revenue compared to 40% in 2010. In Canada during the quarter Precision averaged 55 rigs working under term contracts representing 38% of its utilization days compared to 37 term contracted rigs in 2010 representing 30% of its days. While in the United States Precision averaged 85 drilling rigs working under term contracts representing 79% of its utilization days compared to 62 term contracted rigs in 2010 representing 64% of its days. Average rig dayrates in Canada for the quarter were up 16% over the prior quarter and up 18% in the United States. Sequentially, the fourth quarter EBITDA margins were two percentage points higher than the third quarter of 2011 due to increased average rig dayrates.

Operating costs in the Contract Drilling Services segment for the fourth quarter of 2011 were 54% of revenue compared with 58% in the same quarter of 2011. Average operating costs per day in Canada in the fourth quarter of 2011 was $9,326 compared with $8,687 in the same quarter of 2010. The increase was primarily due to labour rate increases that became effective in October 2011. Average operating costs per day in the United States in the fourth quarter of 2011 was US$13,552 compared with US$12,681 in the same quarter of 2010. The increase was primarily due to labour rate increases that became effective in December 2010 and October 2011 partially offset by 2011 cost control initiatives.

In the Contract Drilling Services segment, depreciation for the quarter was $13 million higher than 2010 due to the increase in activity in both the United States and Canada and asset mix associated with higher performance Tier 1 and Tier 2 rig utilization. The segment applies the unit of production method in calculating rig depreciation expense. During the fourth quarter of 2011 the Contract Drilling Services segment recognized a loss of $113 million related to the decommissioning of 36 drilling rigs, 19 in Canada and 17 in the United States.

In the Completion and Production Services segment, revenue for the fourth quarter of 2011 increased by 16% from the comparable quarter of 2010 to $95 million while EBITDA increased by 33% to $34 million. The increase in revenue and EBITDA is attributed to the increase in industry activity as customers increased spending in response to higher oil and natural gas liquids commodity prices.

Service rig and snubbing activity increased 3% from the prior year period, with the fleet generating 87,477 operating hours in the fourth quarter of 2011 compared with 84,758 hours in 2010 for utilization of 43% and 42%, respectively. The increase was the result of higher service rig demand due to increased service rig activity due to the completion and production work on oil wells as approximately 96% of the fourth quarter service rig activity was oil related compared to 79% in the fourth quarter of 2010. New well completions accounted for 17% of service rig operating hours in the fourth quarter compared to 30% in the same quarter in 2010. The decrease is due the greater proportion of horizontal wells being drilled in 2011 compared to 2010 and the need to complete these wells with coiled tubing rigs.

Precision Drilling Corporation 2011 Annual Report | 29

Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $516 in the fourth quarter of 2011 as compared to $476 in the fourth quarter of 2010 primarily due to a labour rate increase and higher maintenance costs to prepare for increased activity.

In the Completion and Production Services segment, depreciation in the fourth quarter of 2011 was 8% higher than the prior year period due to higher activity levels. In the fourth quarter of 2011 the Completion and Production Services segment recorded a $2 million loss related to the decommissioning of 11 well servicing rigs and two snubbing units. The segment applies the unit of production method in calculating well servicing rig depreciation expense.

For Precision in total general and administrative expenses were $36 million, an increase of $1 million from the fourth quarter of 2010 as a result of increased activity.

Net financing charges of $22 million for the fourth quarter of 2011 were $86 million lower than the prior year. The decrease was due to $91 million of non-cash charges incurred during the fourth quarter of 2010 associated with the refinancing of Precision’s debt partially offset by increased interest charges on increased long-term debt balance for 2011.

In the fourth quarter of 2011 capital expenditures were $328 million, an increase of $217 million over the same period in 2010. Capital spending for the fourth quarter of 2011 included $221 million for expansion capital and $107 million for the maintenance and upgrade of existing assets.

YEAR ENDED DECEMBER 31, 2011

Contract Drilling Financial Results

(Stated in thousands of Canadian dollars, except where noted)	2011	% of Revenue	2010	% of Revenue	2009(1)	% of Revenue
Revenue	$1,632,037		$1,186,007		$1,015,041
Expenses:
Operating	931,062	57.0	720,347	60.7	572,890	56.4
General and administrative	35,586	2.2	31,493	2.7	31,134	3.1
EBITDA(2)	665,389	40.8	434,167	36.6	411,017	40.5
Depreciation and amortization	219,194	13.4	177,516	15.0	110,696	10.9
Loss on asset decommissioning	133,366	7.0	–	–	67,794	6.7
Operating earnings (3)	$332,829	20.4	$256,651	21.6	$232,527	22.9

	2011	% Increase (Decrease)	2010	% Increase (Decrease)	2009	% Increase (Decrease)
Number of drilling rigs (end of year)	337	(5.1)	355	0.9	352	(5.9)
Drilling utilization days (operating and moving):
Canada	37,970	21.8	31,176	46.9	21,229	(38.4)
United States	37,887	16.8	32,450	43.1	22,672	183.2
International	702	12.9	622	(12.4)	710	346.5
Drilling revenue per utilization day:
Canada	18,442	14.3	16,139	(9.5)	17,824	8.6
United States	21,744	14.7	18,965	(17.4)	22,951	6.2
Drilling statistics: (3)
Number of wells drilled	3,566	11.6	3,196	45.4	2,198	(45.9)
Average days per well	9.5	8.0	8.8	2.3	8.6	13.2
Number of metres drilled (000s)	5,717	11.7	5,119	54.4	3,316	(39.0)
Average metres per well	1,603	0.0	1,602	6.2	1,509	12.6

(1) Financial information prepared using Previous CGAAP.

(2) Additional IFRS measure. See page 43.

(3) Canadian operations only.

30 | Management’s Discussion and Analysis

2011 Compared to 2010

The Contract Drilling Services segment generated revenue of $1,632 million in 2011, 38% more than the $1,186 million in 2010. The increase in revenue was the result of an increase in drilling activity and higher average rates in both Canada and the United States.

Operating earnings of $333 million increased by $76 million or 30% from $257 million in 2010 and were 20% of revenue in 2011 compared to 22% in 2010. Included in 2011 is the decommissioning of 36 drilling rigs during the fourth quarter resulting in a non-cash charge to earnings of $113 million. Operating expenses were 57% of revenue in 2011 compared to 61% in 2010 primarily as a result of increases in revenue per day. Operating expenses on a per day basis were 7% higher in Canada and 5% higher in the US primarily due to crew wage increases. General and administrative expense was higher in the year due to the increase in activity.

Capital expenditures for the Contract Drilling Services segment in 2011 were $637 million and included $405 million to expand the underlying asset base and $232 million to upgrade existing equipment. The majority of the expansion capital was associated with Precision’s 2011 rig build program for 42 new build rigs of which 14 were completed and placed into service by December 31, 2011.

Canadian Drilling division revenue increased $197 million or 39% to $700 million from $503 million in 2010. In 2011, 11,832 wells were drilled in Canada, 1% lower than 2010 while industry operating days in Canada increased to 144,646. With higher oil and natural gas liquids pricing in 2011 compared with 2010 more oil wells were drilled in 2011 offset by fewer natural gas directed wells. With the increased proportion of unconventional wells being drilled relative to the prior year, the average industry drilling operating days per well increased from 10.0 in 2010 to 12.2 in 2011. Horizontal drilling continues to expand in popularity in 2011 as operators exploited tight oil and natural gas plays with horizontal well bores and multi-stage fractures. These types of wells generally require high performance assets.

Precision’s Canadian 2011 year end net rig count fell by fourteen to 188 due to the decommissioning of 19 rigs and the completion of five new builds. The industry drilling rig fleet has remained consistent with 2010 at about 800 drilling rigs at the end of 2011. Operating day utilization for Precision increased 8 percentage points to 46% while the industry utilization increased 8 percentage points to 49%.

Average drilling rig utilization dayrates for Precision rigs in Canada increased by 16% in 2011 over 2010. The increase in rates was across all rig categories but was predominately due to improved spot market rates.

Canadian Drilling operating earnings increased by 3 percentage points to 36% in 2011 but would have increased by 5 percentage points if not for the charge related to the decommissioning of 19 rigs which accounted for a 2% point decline in 2011. Excluding the effects of the 2011 asset decommissioning, depreciation expense for the year was $18 million higher than 2010 due to the increase in activity of our Tier I and Tier II rigs.

The United States drilling division revenues increased US$206 million or 33% over 2010 to $824 million. Drilling rig activity was 17% higher in 2011 due to increased utilization from higher customer demand due to improvement in global oil prices.

Average drilling rig utilization dayrates in the United States increased 14% in 2011 from 2010. The increase in rates was due to an increase in drilling rigs working under term contracts, pricing leverage from higher overall industry utilization and additional Tier 1 and upgraded rigs entering the fleet when compared to the prior year. In addition, labour rate increase in December 2010 and October 2011 were typically recovered through dayrate increases.

EBITDA generated from United States operating activities of US$311 million increased US$100 million or 47% from US$211 million in 2010 primarily due to the increase in average revenue per day and the increase in utilization. Operating expenses decreased from 66% of revenue in 2010 to 60% in 2011.

Rostel Industries, Columbia Oilfield Supply and Grey Wolf Supply divisions provide valuable support, best measured by the efficiencies and contributions made to Precision through cost savings. Rostel’s expertise provided Precision control over rig construction and enhanced cost control. Columbia and Grey Wolf Supply leveraged their volume purchasing advantage and supplier relationships to provide timely and reliable supplies to keep Precision’s rigs operating and allows Precision to standardize product use and quality.

Precision Drilling Corporation 2011 Annual Report | 31

2010 Compared to 2009

The Contract Drilling Services segment generated revenue of $1,186 million in 2010, 17% more than the $1,015 million in 2009. The increase in revenue was the result of an increase in drilling activity in both Canada and the United States partially offset by lower average dayrates.

Operating earnings of $257 million increased by $24 million or 10% from $233 million in 2009 and was 22% of revenue in 2010 compared to 23% in 2009. The increase is due to the decommissioning of 38 drilling rigs during the fourth quarter of 2009 resulting in a non-cash charge to earnings of $68 million. Operating expenses were 61% of revenue in 2010 compared to 56% in 2009 primarily as a result of a reduction in revenue per day. Capital expenditures for the Contract Drilling Services segment in 2010 were $159 million and included $69 million to expand the underlying asset base and $90 million to upgrade existing equipment. The majority of the expansion capital was associated with Precision’s 2010 rig build program for nine new build Super Series rigs of which four were completed and placed into service by December 31, 2010.

Canadian Drilling division revenues increased $129 million or 34% to $507 million from $378 million in 2009. Higher oil prices and moderately higher natural gas prices throughout 2010 resulted in 11,936 total wells drilled in Canada, 45% higher than in 2009.

Canadian Drilling operating earnings as a percent of revenue increased by 10 percentage points to 32% in 2010 primarily due to the 2009 charge related to the decommissioning of 26 rigs which accounted for a 10 percentage point decline in 2009.

The United States drilling division revenues increased US$95 million or 18% over 2009 to US$618 million. Drilling rig activity was 43% higher in 2010 due to increased utilization from higher customer demand due to improvement in global oil prices partially offset reduced average dayrates.

EBITDA generated from United States operating activities of US$211 million decreased $7 million or 3% from $218 million in 2009. Operating expenses in the United States increased from 58% of revenue in 2009 to 66% in 2010.

Completion and Production Services Financial Results

(Stated in thousands of Canadian dollars, except where noted)	2011	%of Revenue	2010	%of Revenue	2009(1)	%of Revenue
Revenue	$330,225		$255,827		$201,877
Expenses:
Operating	211,195	64.0	178,585	69.8	138,825	68.8
General and administrative	14,778	4.5	10,799	4.2	11,134	5.5
EBITDA(1)	104,252	31.6	66,443	26.0	51,918	25.7
Depreciation and amortization	25,598	7.8	24,128	9.4	21,497	10.7
Loss on asset decommissioning	1,527	0.5	–	n/m	14,379	7.1
Operating earnings(1)	$77,127	23.4	$42,315	16.5	$16,042	7.9

	2011	% Increase (Decrease)	2010	% Increase (Decrease)	2009	% Increase (Decrease)
Number of service rigs(3) (end of year)	207	(5.9)	220	–	220	14.7
Service rig operating hours	315,536	7.3	294,126	33.9	219,649	(39.2)
Revenue per operating hour	705	10.7	637	(3.8)	662	(8.4)

(1) Financial information prepared using Previous CGAAP.

(2) Additional IFRS measure. See page 43.

(3) Now includes snubbing services. Comparative numbers have been restated to reflect this change.

32 | Management’s Discussion and Analysis

2011 Compared to 2010

The Completion and Production Services segment revenue increased by $74 million to $330 million primarily due to an increase in industry activity as customers increased spending with the increase in oil and natural gas liquids prices.

Operating earnings increased by $35 million or 82% and were 23% of revenue in 2011 compared to 17% in 2010. The increased operating earnings were the result of higher service rig and rental equipment activity during the year. Operating expenses were 64% of revenue in 2011, a decrease of 6% from 2010, the decrease was due to higher equipment utilization resulting in lower daily or hourly operating costs associated with fixed operating costs. This was offset by higher crew wages effective in the fourth quarter. Depreciation expense for the year increased 6% from the prior year due to higher operating activity. During the year a charge of $2.0 million was incurred for the decommissioning of 11 service rigs and two snubbing units.

Capital spending in 2011 of $77 million was up 542% from $12 million in 2010. The spending included expansion capital to begin construction of new coiled tubing rigs, pressure pumping and snubbing equipment, along with the addition of new rental equipment, drill camps and waste water treatment units to the fleet. Approximately 26% of capital spending spent was allocated as maintenance capital.

The Precision Well Servicing division revenue increased by $35 million or 19% over 2010 to $223 million, as operating activity increased over 2010 and average service rates increased due to the impact of wage increases implemented during 2011 that were passed through to customers.

The industry reported 16,081 well completions in 2011, 18% higher than the 13,624 well completions in 2010. In addition, ongoing maintenance workovers on existing wells to ensure continuous and efficient production resulted in increased activity through 2011. Industry fleet capacity in 2011 was slightly higher with approximately 1,050 rigs compared to about 1,000 rigs at the end of 2010. High industry capacity has kept market pricing competitive. There were also a rising number of wells where rigless or coiled tubing methods were employed.

Revenue in the Precision Rentals division increased to $57 million, which was $22 million or 65% higher than 2010. Activity increased partially due to higher drilling and well servicing activity and demand from unconventional wells and frac-related activity, and partially due to the addition of rental equipment throughout the year. Each of Precision Rentals three major product lines: surface equipment, tubulars equipment, and wellsite accommodations, experienced year-over-year increases in rates as demand for equipment significantly increased.

Revenue in the LRG Camp and Catering division increased to $42 million compared to $28 million in 2010 or 47% higher. Revenue increased as a result of higher drill camp days from increased drilling activity, and larger capacity base camps. LRG operated two base camps during 2011.

During 2011, Precision’s United States division of Completion and Production Services began operations which included the rental of oilfield and drill camp equipment in North Dakota and the operation of a snubbing rig in Pennsylvania. Total revenue was US$6 million.

Precision Drilling Corporation 2011 Annual Report | 33

2010 Compared to 2009

The Completion and Production Services segment revenue increased by $54 million to $256 million primarily due to an increase in industry activity as customers increased spending with the increase in oil and natural gas liquids prices.

Operating earnings increased by $26 million or 164% and was 17% of revenue in 2010 compared to 8% in 2009 due to higher service activity during the year and a $14 million charge for the decommission of 30 service rigs and nine snubbing units in 2009. Operating expenses were 70% of revenue in 2010 and 69% in 2009. Costs decreased due to higher equipment utilization resulting in lower daily or hourly operating costs associated with fixed operating costs, offset by higher crew wages effective in the fourth quarter. Depreciation expense for the year increased 12% from the prior year due to higher operating activity and fewer gains on disposal realized.

Capital spending in 2010 of $12 million, up 323% from $3 million in 2009, included capital to complete construction of wastewater treatment units, increase the rental equipment fleet and complete service and snubbing rig upgrades.

The Precision Well Servicing division revenue increased by $42 million or 29% over 2009 to $187 million as operating activity increased over 2009 while average service rates were down due to the impact of wage reductions implemented in late 2009 that were passed to customers.

The industry reported 13,624 well completions in 2010, 46% higher than the 9,348 well completions in 2009. In addition, ongoing maintenance workovers on existing wells to ensure continuous and efficient production has also sustained activity through 2010. Industry fleet capacity in 2010 was slightly lower with approximately 1,000 compared to about 1,050 rigs at the end of 2009. High industry capacity has kept market pricing competitive. There were also a rising number of wells where rigless or coiled tubing methods are employed.

Precision Rentals division revenue increased to $34 million, which was $8 million or 31% higher than 2009 as activity increased due to higher drilling and well servicing activity and demand from unconventional wells. Each of Precision Rental’s three major product lines; surface equipment, tubulars equipment, and wellsite accommodations, experienced year-over-year declines in rates which was brought on by excess industry equipment and pricing pressures, but saw improvement during the fourth quarter as demand for equipment significantly increased.

Revenue in the LRG Camp and Catering division increased marginally to $28 million compared to $27 million in 2009 as a result of increased activity for two base camp operations.

The Terra Water Systems division generated revenue of $6 million in 2010 compared to $5 million in 2009, an increase of 26%.

CORPORATE AND OTHER ITEMS

2011 Compared to 2010

Corporate and Other Expenses

Corporate and other expenses were $75 million a $9 million increase from the prior year of $66 million. The increase was the primarily due to performance based incentive plans and higher activity levels in the current year.

Foreign Exchange

The foreign exchange gain for the current year was $24 million compared to a gain of $13 million in the prior year. The current year foreign exchange gain is the result of strengthening of the Canadian dollar relative to the U. S. dollar and the resulting impact on foreign dollar denominated monetary assets, primarily U.S. dollar cash held in Canada. On November 17, 2010, and again on July 26, 2011, Precision’s U.S. dollar debt was designated a hedge of U.S. dollar denominated operations.

34 | Management’s Discussion and Analysis

Financing Charges

Net financing charges of $115 million decreased by $96 million compared to 2010. The decrease is due to a loss on settlement of debt of $116 million in 2010 and higher debt amortization costs in 2010, partially offset by a $27 million make-whole premium paid in 2011 related to the refinancing of the $175 million 10% senior unsecured notes and the interest expense associated with the Canadian income tax settlements.

Income Taxes

The year-over-year increase in income taxes of $65 million was largely a result of improved earnings before income taxes and $11 million in income taxes recorded in 2011 that related to a prior year.

2010 Compared to 2009

Corporate and Other Expenses

Corporate and other expenses for 2010 were $66 million, a $10 million increase from 2009 of $56 million. The increase was primarily due to share based performance incentive plans and higher professional fees in 2010.

Foreign Exchange

The foreign exchange gain for 2010 was $13 million compared to a gain of $123 million in 2009. The 2010 foreign exchange gain was the result of the strengthening of the Canadian dollar relative to the U.S. dollar and the resulting impact on United States dollar denominated debt offset by the translation of foreign dollar denominated monetary assets. In 2009 the foreign exchange gain was much larger as there was a greater strengthening of the Canadian dollar relative to the U.S. dollar. On November 17, 2010 Precision’s U.S. dollar debt was designated a hedge of U.S. dollar denominated operations.

Financing Charges

Net financing charges in 2010 of $211 million increased by $64 million compared to 2009. This increase was attributable a loss on settlement of debt of $116 million resulting from the repayments of the term loans offset by lower average debt outstanding during 2010 compared to 2009.

Income Taxes

The 2010 decrease in taxes of $9 million compared to 2009 was largely a result of foreign exchange gains and income taxed at lower rates.

RESULTS BY GEOGRAPHIC SEGMENT

(Stated in thousands of Canadian dollars) Years ended December 31,	2011	2010	2009(1)
Revenue:
Canada	$1,071,526	$772,332	$569,013
United States	866,776	634,885	608,109
International	22,994	27,239	23,748
Inter-segment elimination	(10,269)	(4,803)	(3,424)
	$1,951,027	$1,429,653	$1,197,446
Total Assets:
Canada	$2,252,084	$1,720,785	$1,639,046
United States	2,027,676	1,789,441	2,498,909
International	148,114	54,314	53,758
	$4,427,874	$3,564,540	$4,191,713

(1) Financial information prepared using Previous CGAAP.

Precision Drilling Corporation 2011 Annual Report | 35

Transition to International Financial Reporting Standards and Critical Accounting Estimates

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Precision was required to report its financial results in accordance with International Financial Reporting Standards (“IFRS”) from January 1, 2011, the changeover date set by Accounting Standards Board (AcSB). IFRS compliant comparative financial information for one year was required on the effective date.

Transition to IFRS did not materially impact debt covenants or affect cash flows. Except for changes to management reports, no significant changes to internal controls over financial reporting or disclosure were required.

Precision has completed the analysis of the impact of IFRS on its opening IFRS balance sheet and on financial statements for the year ended December 21, 2010. Assessment of the impact of IFRS on financial statements for the year ended December 31, 2009 is not a requirement under IFRS and as such comparatives for the year ended December 31, 2009 have not been restated. Note 4 to the consolidated financial provides a detailed review of the impact adoption of IFRS had on Precision’s 2010 financial statements.

As discussed in Note 5 to the consolidated financial statements a number of IFRS standards have been revised but not yet applied. In addition a number of standards are expected to be revised in the next two to three years by the standard setting body and Precision will continue to monitor the changes and address the impact these changes will have on Precision.

CRITICAL ACCOUNTING ESTIMATES

This Management’s Discussion and Analysis of Precision’s financial condition and results of operations is based on Precision’s consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS). These principles differ in certain respects from United States GAAP.

Precision’s significant accounting policies are described in Note 3 to the consolidated financial statements. The preparation of the financial statements requires that certain estimates and judgments be made that affect the reported assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Anticipating future events cannot be done with certainty, therefore, these estimates may change as new events occur, more experience is acquired and as Precision’s operating environment changes.

Following are the accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to Precision’s reporting of results of operations and financial positions.

36 | Management’s Discussion and Analysis

Allowance for Doubtful Accounts Receivable

Precision performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. Precision’s history of bad debt losses has been within expectations and generally limited to specific customer circumstances. However, given the cyclical nature of the oil and natural gas industry in Canada, the current state of debt and equity markets and the inherent risk of successfully finding hydrocarbon reserves, a customer’s ability to fulfill its payment obligations can change suddenly and without notice. In cases where creditworthiness is uncertain, services are provided on receipt of cash in advance, on receipt of a letter of credit, on deposit of monies in trust or services are declined.

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For property, plant and equipment this requires Precision to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

The recoverability of goodwill requires a calculation of the recoverable amount of the cash generating unit (“CGU”) or groups of CGUs to which goodwill has been allocated. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Judgment is required in the aggregation of assets into CGUs. The recoverability calculation requires an estimation of the future cash flows from the CGU or group of CGUs and the appropriate discount rate to be applied. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

Precision completed its impairment assessment in 2011 and 2010 and concluded that there was no impairment of the carrying value.

Depreciation and Amortization

Precision’s property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates are based on data and information from various sources including vendors, industry practice and Precision’s own historical experience and may change as more experience is gained, market conditions shift or new technological advancements are made.

The componentization of Precision’s property, plant and equipment, specifically drilling rig equipment, is based upon management’s judgment as to which components constitute a significant cost in relation to the entire item. The componentization process also requires management’s judgment in assessing whether individual components have similar consumption patterns and useful lives.

Income Taxes

Deferred tax assets and liabilities arise from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and contain estimates regarding the nature and timing of reversal for the temporary differences as well as the future tax rates that will apply to those reversals. Deferred tax assets also reflect the benefit of unutilized tax losses that can be carried forward to reduce income taxes in future years. Judgment is required to assess the recoverability of these unutilized tax losses and requires Precision to make significant estimates related to expectations of future taxable income. To the extent that future cash flows and taxable income differ significantly from estimates, or changes in tax laws in jurisdictions in which Precision operates occurs, the amount recorded as deferred taxes on the balance sheet could be impacted.

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Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

Overview of Business Risks

The discussion of risk that follows is not a complete representation. Additional information related to risks is disclosed in the 2011 Annual Information Form filed with SEDAR and available at www.sedar.com. Also refer to the “Cautionary Statement Regarding Forward-Looking Information and Statements” on page 3.

Certain activities of Precision are affected by factors that are beyond its control or influence. The drilling rig, directional drilling, camp and catering, service rig, snubbing, rentals, wastewater treatment and related service businesses and activities of Precision in Canada and the drilling rig, directional drilling, turnkey drilling, camp and catering and rentals business and activities of Precision in the United States are directly affected by fluctuations in exploration, development and production activity carried on by its customers which, in turn, is dictated by numerous factors including world energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and natural gas business in Canada and the United States. These factors could lead to a decline in the demand for Precision’s services, resulting in a material adverse effect on revenues, cash flows and earnings.

Crude Oil and Natural Gas Prices

Precision sells its services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for Precision’s services are high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as WTI and European Brent crude oil can fluctuate. As in all markets, when supply, demand and other market factors change, so can the spreads between benchmarks. Natural gas is most economically transported in its gaseous state via pipeline, and its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. However, recent developments in the transportation of liquefied natural gas in ocean going tanker ships have introduced an element of globalization to the natural gas market. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the oilfield services business.

To partially mitigate the risk associated with demand for our services Precision maintains as variable a cost structure as it can while continuing to enable it to provide the level of service expected of its customers.

Business is Seasonal and Highly Variable

In Canada and the northern part of the United States, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of Precision’s equipment prior to the imposition of the road bans. The timing and length of road bans is dependent upon the weather conditions leading to the spring thaw and the weather conditions during the thawing period. Additionally, certain oil and natural gas producing areas are located in areas of western Canada that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise be unable to relocate to another site should the muskeg thaw unexpectedly. Precision’s business results depend, at least in part, upon the severity and duration of the winter season.

38 | Management’s Discussion and Analysis

Workforce Availability

Precision may not be able to find enough skilled labour to meet its needs, which could limit growth. Precision may also have problems finding enough skilled and unskilled labourers in the future if demand for Precision’s services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases as a result of overall stronger demand for land drilling services and as new and refurbished rigs are brought into service by Precision and its competitors. Increased demand has typically leads to wage rate increases which may or may not be reflected by service rate increases.

To mitigate labour risk Precision closely monitors crew availability for field operations. To retain and attract field personnel Precision focuses on initiatives that provide a safe and productive work environment, opportunity for advancement and added wage security. Precision works to ensure future field personnel requirements through programs like its “Toughnecks” recruiting program.

Credit Market Conditions May Adversely Affect Business

The ability to make scheduled debt repayments, to refinance debt obligations or access financing depends on the financial condition and operating performance of Precision, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. Continued or future volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect Precision’s, or third parties it seeks to do business with, ability to access those markets. Precision may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.

In addition, should there be continued or future volatility or uncertainty in the capital markets, access to financing may be uncertain, which may have an adverse effect on the industry in which Precision operates and its business, including future operating results. Precision’s customers may curtail their drilling programs, which could result in a decrease in demand for drilling rigs and a reduction in dayrates, reduction in the number and profitability of turnkey jobs and/or utilization. In addition, certain customers could experience an inability to pay suppliers, including Precision, in the event they are unable to access the capital markets to fund their business operations.

Access to Additional Financing

Precision may find it necessary in the future to obtain additional debt or equity financing to support ongoing operations, to undertake capital expenditures, to repay existing or future indebtedness (including the Secured Facility, the 6.625% Senior Notes due 2020, the 6.5% Senior Notes due 2019 and the 6.5% Senior Notes due 2021) or to undertake acquisitions or other business combination transactions. Continued or future volatility or uncertainty in the credit markets may increase costs associated with issuing debt and Precision cannot assure that additional financing will be available to it when needed or on terms acceptable or favorable to Precision. Precision’s inability to raise financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments or other business combination transactions could limit growth and may have a material adverse effect on Precision’s revenues, cash flows and profitability.

To mitigate credit and financing risks Precision regularly assesses its credit policies and capital structure. Precision currently maintains sufficient liquidity as described in the capital and liquidity management section earlier in this report.

Technology

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand will depend on continuous improvement of existing rig technology such as drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Precision’s ability to deliver equipment and services that meet customer demand is critical to its continued success. Precision cannot assure that competitors will not achieve technological improvements that are more advantageous, timely or cost effective than improvements developed by Precision.

To attempt to mitigate this risk Precision has an experienced internal engineering department which works closely with operations and marketing on equipment design and improvements.

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Competitive Industry

The contract drilling business is highly competitive with numerous industry participants, and the drilling contracts Precision competes for are usually awarded on the basis of competitive bids. Precision believes pricing and rig availability are the primary factors considered by Precision’s potential customers in determining which drilling contractor to select. Precision believes other factors are also important. Among those factors are: the drilling capabilities and condition of drilling rigs; the quality of service and experience of rig crews; the safety record of the contractor and the particular drilling rig; the offering of ancillary services; the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques; and the mobility and efficiency of rigs.

International Operations

Precision conducts a portion of its business outside of Canada and the United States, in areas such as Mexico and the Kingdom of Saudi Arabia. In addition, Precision’s growth plans contemplate establishing operations in additional foreign countries, including countries where the political and economic systems may be less stable than those in Canada or the United States. Precision’s international operations are subject to risks normally associated with conducting business in foreign countries, including, but not limited to: uncertain political and economic environments; the loss of revenue, property and equipment as a result of expropriation, nationalization, war, terrorist threats, civil insurrection and geopolitical and other political risks; fluctuations in foreign currency and exchange controls; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; and changes in laws and policies governing operations of foreign-based companies. If a dispute arises out of Precision’s international operations, Precision may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the United States.

Capital Overbuild in the Drilling Industry

Periods of high demand often promote increased capital expenditures on oilfield service equipment, including drilling rigs. The number of drilling rigs competing for work in the market areas where Precision operates has increased due to the entry into those markets of newly-built or upgraded rigs, including as a result of Precision’s capital expenditure program. Precision expects that more of these newer rigs will continue to enter market areas where Precision operates. As a result of the relatively long life span of oilfield service equipment and the waiting period between the time a decision is made to upgrade or build new equipment and the time such equipment is placed into service, the supply of drilling rigs in the industry may exceed actual demand. Excess supply as result of industry-wide capital expenditures could lead to reduced demand for term drilling contracts and Precision’s equipment and services. Furthermore, the addition of these drilling rigs has and could continue to intensify price competition and could possibly lead to a decrease in rates in the oilfield services industry generally. The materialization of the above factors would have an adverse effect on Precision’s revenues, cash flows and earnings.

Tax Consequences of Previous Transactions Completed by Precision

The business and operations of Precision are complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as Precision’s interpretation of relevant tax legislation and regulations. Precision’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge Precision’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount owed, with estimated interest but without penalties, could be up to $58 million.

40 | Management’s Discussion and Analysis

Environmental

Precision’s operations are subject to numerous laws, regulations and guidelines relating to the protection of the environment and of health and safety, including those governing the management, transportation and disposal of hazardous substances and other waste materials. These laws, regulations and guidelines include those relating to spills, releases, emissions and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants and imposing civil and criminal penalties for violations. Some of the laws, regulations and guidelines that apply to Precision’s operations also authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. Additionally, Precision’s land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands, which are subject to special protective measures and which may expose Precision to additional operating costs and liabilities for noncompliance with applicable laws. Some environmental laws and regulations may impose strict, and in certain cases joint and several, liability, which means that in some situations Precision could be exposed to liability as a result of conduct that was lawful at the time it occurred or conduct of, or conditions caused by, prior operators or other third parties, including any such liability related to any offsite treatment or disposal facility. The costs arising from compliance with such laws, regulations and guidelines may be material to Precision.

The issue of energy and the environment has created intense public debate in Canada and around the world in recent years that is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy. The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment. Any regulatory changes that impose additional environmental restrictions or requirements on Precision or its customers could adversely affect Precision through increased operating costs and potential decreased demand for Precision’s services. For example, there is growing concern about the apparent connection between the burning of fossil fuels and climate change. Laws, regulations or treaties concerning climate change or greenhouse gas emissions may have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on Precision. Additionally, governments in Canada and the United States are reviewing more stringent regulation or restriction of hydraulic fracturing, a technology used by certain of Precision’s customers which involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production, which could negatively impact the exploration of unconventional energy resources which are not commercially viable without the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where Precision operates. There can be no assurance of the outcome of these developments, their effect on the regulatory landscape and the contract drilling industry, or that additional governmental organizations will not in the future choose to review and seek to pass legislation in respect of hydraulic fracturing.

While Precision maintains liability insurance, including insurance for certain environmental claims, the insurance is subject to coverage limits and certain of Precision’s policies exclude coverage for damages resulting from environmental contamination. Precision cannot assure that insurance will continue to be available to Precision on commercially reasonable terms, that the possible types of liabilities that may be incurred by Precision will be covered by its insurance, or that the dollar amount of such liabilities will not exceed Precision’s policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on Precision’s business, results of operations and prospects.

Foreign Exchange Exposure

Precision’s United States and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar, principally in United States dollars and currencies which are pegged to the United States dollar. As a result, Precision’s income statement, balance sheet and statement of cash flow are impacted by changes in currency exchange rates.

Precision Drilling Corporation 2011 Annual Report | 41

•

Translation into Canadian Dollars. For the purpose of preparing Precision’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease Precision’s foreign currency-denominated net assets on consolidation which would increase or decrease, as applicable, shareholders’ equity. As well, changes in currency exchange rates will affect the translation of the revenue and expenses of Precision’s United States and international operations and will result in lower or higher net earnings than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens versus the United States dollar, the Canadian dollar equivalent of net earnings from international operations will be negatively impacted.

•

Transaction Exposure. Precision has long-term debt denominated in United States dollars. Precision has designated its United States dollar denominated unsecured senior notes as a hedge against the net asset position of its United States operations. This debt is converted at the exchange rate in effect at the balance sheet dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens versus the United States dollar, Precision will incur a foreign exchange gain from the translation of this debt. The vast majority of Precision’s international operations are transacted in United States dollars or United States dollar-pegged currencies. Transactions for Precision’s Canadian operations are primarily transacted in Canadian dollars. However, Precision occasionally purchases goods and supplies in United States dollars for its Canadian operations. These types of transactions and foreign exchange exposure would not typically have a material impact on Precision’s financial results.

Safety Risk

Standards for the prevention of incidents in the oil and gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements and health and safety legislation. A key factor considered by Precision’s customers in selecting oilfield service providers is safety. Deterioration in Precision’s safety performance could result in a decline in the demand for services and could have a material adverse effect on Precision’s revenues, cash flows and earnings.

Through its Target Zero program Precision maintains a comprehensive training and assessment program designed to work towards a vision of no work place incidents resulting in injury.

Dependence on Third Party Suppliers

Precision sources certain key rig components, raw materials, equipment and component parts from a variety of suppliers located in Canada, the United States and overseas. Precision also outsources some or all services for the construction of drilling and service rigs, including for new build rigs announced as part of Precision’s capital expenditure program. While Precision maintains relationships with a number of key suppliers and contractors, maintains an inventory of key components, materials, equipment and parts and orders long lead time components in advance, Precision may be subject to cost increases, delays in delivery due to the high activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. If current or alternate suppliers are unable to provide or deliver the necessary components, materials, equipment, parts and services Precision requires as part of its businesses, including the construction of new build drilling rigs, any resulting delays by Precision in the provision of services to customers may have a material adverse effect on Precision’s revenues, cash flows and earnings.

To mitigate this risk Precision maintains relationships with a number of key suppliers and uses internal procurement operations when appropriate.

42 | Management’s Discussion and Analysis

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of December 31, 2011, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at December 31, 2011.

During the fourth quarter of 2011, there were no changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

It should be noted that while Precision’s President and Chief Executive Officer and Chief Financial Officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Additional GAAP Measures

Precision uses certain additional GAAP measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors. The following are the measures Precision uses in assessing performance.

EBITDA

Management believes that in addition to net earnings, earnings before income taxes, other items, loss on asset decommissioning and depreciation and amortization, (“EBITDA”), as derived from information reported in the Consolidated Statements of Earnings, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how non-cash depreciation and amortization charges or how non-cash decommissioning charges affect results.

Operating Earnings

Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

Funds Provided by Operations

Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

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